==============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                            Amendment No. 1

                   Under the Securities Exchange Act of 1934*


                                  MEDQUIST INC.
                ------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                ------------------------------------------------
                         (Title of Class of Securities)

                                  584949101
                ------------------------------------------------
                                (CUSIP Number)


                             George F. Hamel, Jr.
                              ValueAct Capital
                        One Maritime Plaza, Suite 1400
                           San Francisco, CA 94111
                              (415) 362-3700
                ------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              October 24, 2002
                ------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

=============================================================================

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 584949101                                              Page 2 of 17
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
    PERSON (entities only)

     ValueAct Capital Partners, L.P.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
4. SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         1,988,066**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        1,988,066**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,988,066**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.37%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 584949101                                              Page 3 of 17
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     ValueAct Capital Partners II, L.P.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         158,891**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        158,891**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     158,891**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     less than 1%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 584949101                                              Page 4 of 17
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     ValueAct Capital International, Ltd.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         288,045**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        288,045**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     288,045**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     less than 1%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 584949101                                              Page 5 of 17
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     VA Partners, L.L.C.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         2,435,002**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        2,435,002**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,435,002**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.57%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     00 (LLC)
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 584949101                                              Page 6 of 17
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Jeffrey W. Ubben
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         2,435,002**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        2,435,002**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,435,002**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.57%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 584949101                                              Page 7 of 17
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
    PERSON (entities only)

     George F. Hamel, Jr.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         2,435,002**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        2,435,002**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,435,002**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.57%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 584949101                                              Page 8 of 17
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Peter H. Kamin
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         2,435,002**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        2,435,002**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,435,002**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.57%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to shares of Common Stock, no par value per share (the "Common Stock"), of MedQuist Inc., a New Jersey corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Five Greentree Centre, Suite 311, Marlton, New Jersey 08053.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f).  This Statement is filed jointly by
(a)ValueAct Capital Partners, L.P. ("ValueAct Partners"), (b) ValueAct Capital Partners II, L.P. ("ValueAct Partners II"), (c) ValueAct Capital International, Ltd. ("ValueAct International"), (d) VA Partners, L.L.C. ("VA Partners"), (e) Jeffrey W. Ubben, (f) George F. Hamel, Jr. and (g) Peter H. Kamin (collectively, the "Reporting Persons").

         ValueAct Partners and ValueAct Partners II are each Delaware limited partnerships, the principal business of which is investing in securities. ValueAct International is a Company organized in the British Virgin Islands. The principal business of each entity is investing in securities. Each has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         VA Partners is a Delaware limited liability company, the principal business of which is to render investment management services to ValueAct International and to serve as the General Partner of ValueAct Partners and ValueAct Partners II. VA Partners has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         Messrs. Ubben, Hamel and Kamin are each managing members, principal owners and controlling persons of VA Partners, and directors and principal executive officers of ValueAct International, and such activities constitute their principal occupations. Such individuals are sometimes collectively referred to herein as the "Managing Members" or individually as a "Managing Member". Each Managing Member is a United States citizen and has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds used for the purchase of the Issuer's securities was the working capital of ValueAct Partners, ValueAct Partners II and ValueAct International. The aggregate funds used by the Reporting Persons to make the purchases were $8,309,616.43, $506,950.72 and $3,552,070.77, respectively.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons have acquired the Issuer's Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

         In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of this Item 4.

         The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a), (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by each of ValueAct Partners, ValueAct Partners II and ValueAct International are also reported as beneficially owned by VA Partners, as investment manager or General Partner of each of such investment partnerships, and by the Managing Members as controlling persons of the General Partner. VA Partners and the Managing Members also, directly or indirectly, may own interests in one or both of such partnerships from time to time. Unless otherwise indicated below, by reason of such relationships each of the partnerships is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock with VA Partners and the Managing Members.

         ValueAct Partners is the beneficial owner of 1,988,066 shares of Common Stock, representing approximately 5.37% of the Issuer's outstanding Common Stock. ValueAct Partners II is the beneficial owner of 158,891 shares of Common Stock, representing less than 1% of the Issuer's outstanding Common Stock. ValueAct International is the beneficial owner of 288,045 shares of Common Stock, representing less than 1% of the Issuer's outstanding Common Stock.
VA Partners, Mr. Ubben, Mr. Kamin and Mr. Hamel may be deemed the beneficial owner of an aggregate of 2,435,002 shares of Issuer Common Stock, representing approximately 6.57% of the Issuer's outstanding Common Stock. All percentages set forth in this Schedule 13D are based upon the Issuer's reported 37,040,928 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarter ended June 30, 2002.

(c) The following transactions in the Issuer's Common Stock were effected by the Reporting Persons during the sixty (60) days preceding the date of this Report. All such transactions represent open market transactions.

Reporting Person     Trade Date     Shares    Price/Share
----------   	        ---------      -------   -----------

ValueAct Partners
                      06/10/02     10,200      26.96
                      06/11/02     21,250      26.98
                      06/12/02     10,625      26.95
                      06/13/02     10,625      26.98
                      06/14/02      2,125      26.88
                      06/17/02      8,500      26.87
                      06/18/02      5,100      26.83
                      06/19/02     12,750      26.79
                      06/20/02      2,550      26.30
                      06/21/02      2,125      26.50
                      06/27/02      3,485      26.32
                      06/28/02     17,850      26.59
                      07/01/02      8,500      26.93
                      07/11/02      6,715      25.98
                      07/15/02     12,750      25.88
                      07/16/02      3,600      25.97
                      08/14/02        818      24.70
                      08/30/02      1,636      26.97
                      09/12/02      8,180      25.62
                      09/20/02     15,000      24.27
                      09/23/02     23,800      23.41
                      10/23/02     20,450      14.96
                      10/23/02     10,798      14.61
                      10/24/02    102,250      16.44
                      10/24/02     12,270      16.44
                      10/31/02     61,302      17.00

ValueAct Partners II
                      06/10/02        840      26.96
                      06/11/02      1,750      26.98
                      06/12/02        875      26.95
                      06/13/02        875      26.98
                      06/14/02        175      26.88
                      06/17/02        700      26.87
                      06/18/02        420      26.83
                      06/19/02      1,050      26.79
                      06/20/02        210      26.30
                      06/21/02        175      26.50
                      06/27/02        287      26.32
                      06/28/02      1,470      26.59
                      07/01/02        700      26.93
                      07/11/02        553      25.98
                      07/15/02      1,050      25.88
                      08/14/02         65      24.70
                      08/30/02        130      26.97
                      09/12/02        650      25.62
                      10/23/02      1,625      14.96
                      10/23/02        858      14.61
                      10/24/02      8,125      16.44
                      10/24/02        975      16.44



ValueAct International
                      06/10/02        960      26.96
                      06/11/02      2,000      26.98
                      06/12/02      1,000      26.95
                      06/13/02      1,000      26.98
                      06/14/02        200      26.88
                      06/17/02        800      26.87
                      06/18/02        480      26.83
                      06/19/02      1,200      26.79
                      06/20/02        240      26.30
                      06/21/02        200      26.50
                      06/27/02        328      26.32
                      06/28/02      1,680      26.59
                      07/01/02        800      26.93
                      07/11/02        632      25.98
                      07/15/02      1,200      25.88
                      07/31/02      8,000      25.62
                      08/02/02      7,000      25.14
                      08/05/02      7,100      25.14
                      08/07/02      5,000      25.25
                      08/12/02      6,000      25.20

                      08/14/02        117      24.70
                      08/30/02        234      26.97
                      09/04/02      7,700      25.81
                      09/12/02      1,170      25.62
                      09/17/02     21,400      25.45
                      09/18/02      5,300      24.88
                      09/19/02     20,000      24.98
                      09/20/02     12,600      24.27
                      10/23/02      2,925      14.96
                      10/23/02      1,544      14.61
                      10/24/02     14,625      16.44
                      10/24/02      1,755      16.44
                      10/30/02     11,000      16.95


(d) and (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than as described elsewhere in this Report, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described thereunder.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Joint Filing Agreement

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


                              ValueAct Capital Partners L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 1, 2002        George F. Hamel, Jr., Managing Member


                              ValueAct Capital Partners II L.P., by
                              VA Partners, L.L.C., its General Partner
                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 1, 2002        George F. Hamel, Jr., Managing Member


                              ValueAct Capital International, Ltd., by
                              VA Partners, L.L.C., its investment manager
                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 1, 2002        George F. Hamel, Jr., Managing Member

                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 1, 2002        George F. Hamel, Jr., Managing Member


                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  November 1, 2002        Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 1, 2002        George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  November 1, 2002        Peter H. Kamin, Managing Member

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of MedQuist Inc.
is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                              ValueAct Capital Partners L.P., by
                              VA Partners, L.L.C., its General Partner
                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 1, 2002        George F. Hamel, Jr., Managing Member


                              ValueAct Capital Partners II L.P., by
                              VA Partners, L.L.C., its General Partner
                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 1, 2002        George F. Hamel, Jr., Managing Member


                              ValueAct Capital International, Ltd., by
                              VA Partners, L.L.C., its investment manager

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 1, 2002        George F. Hamel, Jr., Managing Member


                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 1, 2002        George F. Hamel, Jr., Managing Member


                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  November 1, 2002        Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 1, 2002        George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  November 1, 2002        Peter H. Kamin, Managing Member